NEWS RELEASE 06-35	September 26, 2006

FRONTEER INTERSECTS 4 GRAMS PER TONNE GOLD OVER 111 METRES AT AGI DAGI DEPOSIT, NW TURKEY

Fronteer Development Group Inc (“Fronteer”) (FRG–TSX / AMEX) is pleased to announce that Teck Cominco's Turkish subsidiary, as operator, has reported to Fronteer that a new drill hole (AD-212) located 150 metres to the west of the current Deli Resource Area has intersected 3.96 grams per tonne gold over 111.3 metres, including 7.1 grams per tonne over 15.0 metres (see table below).

“This is the best gold intersection to date on Agi Dagi, and it is in a previously untested area,” says Dr. Mark O’Dea, Fronteer’s President and CEO. “This hole reinforces our belief that there is great potential to add significant ounces to Agi Dagi’s current resource base of 1,043,000 inferred ounces and 217,000 indicated ounces of gold.” Other new significant intersections from Agi Dagi include:

1.	2.78 grams per tonne gold over 8.00 metres and 2.15 grams per tonne gold over 6.15 metres from hole AD-210

2.	1.0 gram per tonne gold over 37.5 metres from hole A-215

3.	5.42 grams per tonne gold and 31.17 grams per tonne silver over 9.60 metres from hole AD-183

4.	3.21 grams per tonne gold over 7.25 metres from hole AD-178

5.	Drill hole A-179 intersected several distinct gold-silver zones including:

0.57 grams per tonne gold over 22.50 metres 0.75 grams per tonne gold and 54.68 grams per tonne silver over 15.20 metres 0.66 grams per tonne gold and 53.81 grams per tonne silver over 21.20 metres

In drilling elsewhere on the project, hole A-191 tested a new target area located 850 metres away from the Deli Resource Area and intersected 0.58 grams per tonne gold over 51 metres.

Hole ID	From	To	Au g/T	Interval (m)	Silver g/T
AD-210	74.00	82.00	2.78	8.00	pending
and	101.05	107.20	2.15	6.15	pending
and	130.90	143.50	0.62	12.60	pending
AD-212	26.70	42.80	1.40	16.10	pending
and	65.7	177.00	3.96	111.3	pending
including	131.60	146.60	7.10	15.00	pending
including	161.00	169.30	7.13	8.30	pending
A-215	0.00	37.5	1.00	37.5	pending
A-191	20.50	71.50	0.58	51.00	0.58
including	20.50	23.50	2.22	3.00	2.22
Including	47.50	55.00	1.23	7.50	1.16
AD-178	9.00	16.50	0.54	7.50	2.10
And	86.95	94.20	3.21	7.25	8.28

And	109.00	111.20	2.26	2.20	40.85
And	126.80	128.20	1.62	1.40	10.84
And	132.00	133.70	0.96	1.70	9.24
A-179	11.00	33.50	0.57	22.50	2.18
And	66.00	81.20	0.75	15.20	54.68
And	119.00	140.20	0.66	21.20	53.81
AD-183	24.80	27.85	1.28	3.05	1.33
And	117.00	126.60	5.42	9.60	31.17

The orientation of mineralized zones is variable, but true widths are estimated to be 90 percent of those stated. For a drill hole location map of the Agi Dagi area please use the following link: http://www.fronteergroup.com/i/IR/AgiDagi06-35.jpg

AGI DAGI RESOURCE BASE

Currently, the Agi Dagi Project consists of two main resource areas and numerous target zones developed within a 4 kilometre-long north-west trending zone of alteration. The grade, tonnage and classification of the resource estimates from Agi Dagi are as follows:

			Indicated					Inferred
				Indicated	Indicated				Inferred	Inferred
	tonnes	Au	Ag	Au oz	Ag oz	tonnes	Au	Ag	Au oz	Ag oz
Zone	(000)	g/T	g/T	(000)	(000)	(000)	g/T	g/T	(000)	(000)
Deli Oxide	1,110	0.83	5	30	178	12,350	1.12	7.16	444	2,843
Deli Sulfide	250	1.12	8.46	9	68	4,060	1.06	9.65	138	1,260
Deli Total	1,360	0.9	5.63	39	246	16,410	1.1	7.78	582	4,103
Baba Oxide	6,270	0.86	0.86	172	174	16,940	0.77	1.01	418	551
Baba Sulfide	170	1.1	0.91	6	5	1,430	1.06	9.65	43	43
Baba Total	6,440	0.86	0.86	178	179	18,370	0.78	1.01	461	594
Agi Dagi
Total	7,800	0.86	1.69	217	425	34,780	0.93	4.2	1,043	4,697

ABOUT FRONTEER

Fronteer is a rapidly evolving company committed to building long term value through ongoing discoveries, and strategic acquisitions. Over the course of 2006, Fronteer will have the benefit of approximately $27 million in exploration expenditure on seven projects, in three countries. Fronteer also has a 49.2% interest in Aurora Energy Resources (AXU-TSX), which has a current market capitalization of approximately CDN$535 million. Fronteer has a strong balance sheet with approximately CDN$53 million in cash and short term investments.

For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, President & CEO

Rick Valenta, VP Exploration & COO

Dan McIntyre, Corporate Communications

(PH) 604-632-4677 or Toll Free 1-877-632-4677

info@fronteergroup.com

Assay results have been prepared under the guidance of Mr. Ian Cunningham-Dunlop P.Eng, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. Samples were analyzed by ALS Chemex, North Vancouver, and GDL, Vancouver, BC, using ICP-AES and fire assay.

The Independent Qualified Person responsible for the above resource estimates is Gary Giroux, P. Eng. Of Giroux Consultants Ltd. A Technical Report prepared to NI43-101 requirements can be found on SEDAR.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, future plans for resource estimation and exploration and potential mining method involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, economic and political stability in Turkey, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.